Exhibit 99.1

Jiuzi Holdings, Inc. Signs Sales Cooperation Contract with a Leading Chinese EV Brand Distributor

HANGZHOU, China, Dec. 15, 2021 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ:JZXN; the “Company”; Jiuzi New Energy), a new energy vehicles franchisor and retailer under the brand name “Jiuzi” in China, today announced that, on November 26, 2021, the Company, through its wholly-owned subsidiary, Zhejiang Jiuzi New Energy Vehicles Co., Ltd. (“Zhejiang Jiuzi”), has entered into a sales cooperation agreement (the “Agreement”) with Brilliance Xinri Automobile Sales Co. Ltd. (“Brilliance Xinri”), a brand distributor of China’s leading electric vehicles (EVs).

Pursuant to the Agreement, Zhejiang Jiuzi will establish a franchise store in Hangzhou City, Zhejiang Province, exclusively for the promotion and sales of the Brilliance Xinri EVs, subject to Brilliance Xinri’s review and approval within 30 days upon the store’s being set ready for operation. Brilliance Xinri will offer training and cover training-related expenses for the franchise store’s sales crew.

Zhejiang Jiuzi is entitled to distribute Brilliance Xinri EVs via the franchise store exclusively in Hangzhou City. Specifically, Zhejiang Jiuzi will first order 24 units of Brilliance Xinri EVs and will keep a monthly SKU (stock keeping unit) of 24 Brilliance Xinri EVs during the term of the cooperation. The franchise store will target sales of 20 Brilliance Xinri EV units of per month, as per the Agreement.

Mr. Shuibo Zhang, CEO of Jiuzi Holdings, Inc., commented: ” Zhejiang Jiuzi is honored to have the opportunity to work with Brilliance Xinri. Following our cooperation with Zhejiang Youxing New Energy Co., Ltd., which is the sole nationwide distributor of Chongqing Ruichi Automobile Industry Co., Ltd. last week, this represents an additional solid recognition of our services and sales approach that have been very well received by our customers.

“Brilliance Xinri is a joint venture between Brilliance Auto Group Holding Co., Ltd. and Xinri (Wuxi) Development Co., Ltd. It has started to develop and manufacture new energy vehicles since as early as 2018, and been rapidly growing ever since. It is fantastic to be able to learn from Brilliance Xinri’s high standard of business ethics, their dynamic sales approach, and marketing techniques that are known to optimally serve the customers’ changing needs.

“Most recently, Brilliance Xinri launched a lifetime warranty policy on electric motor, electric battery and electric control system of its EVs, which shows great confidence in its core EV technology and manufacturing skillset, effectively making the brand stand out among their peers. We are confident that our partnership with Brilliance Xinri will allow their EVs to reach more customers in Hangzhou than ever before. We anticipate that this Agreement will bring us approximately RMB8-10 million in sales revenue in 2022, and we look forward to expanding our cooperation in the near future.”

About Brilliance Xinri Automobile Sales Co. Ltd.

Brilliance Xinri Automobile Sales Co. Ltd. is a distributor of Chinese leading EV brand, Brilliance Xinri, which is manufactured by Brilliance Xinri New Energy Automotive Co., Ltd, an EV company held by Xinri (Wuxi) Development Co., Ltd. Founded in 2018, Brilliance Xinri focuses on processes of stamping, welding, coating & final assembly, as well as public facilities such as PDI, complex-station, sewage system, among others. It is a large-scale joint venture that integrates R & D, design, manufacturing and sales of vehicles and core parts. For more information, please visit: http://www.huachenxinri.com/ .

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company mainly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Janice Wang

EverGreen Consulting Inc.

Email:	IR@changqingconsulting.com

Phone:	+1 571-464-9470 (from U.S.)

+86 13811768559 (from China)